UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42004

NEWGENIVF GROUP LIMITED

(Exact name of registrant as specified in its charter)

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Best-Efforts Offering

Placement Agent Agreement

On September 28, 2026, the Company entered into a placement agent agreement (the “Placement Agent Agreement”) with Aegis Capital Corp. (“Aegis”), pursuant to which Aegis acted as the exclusive placement agent for a public offering made on a reasonable best efforts basis (the “Offering”). The Company agreed to pay Aegis a cash fee equal to 8.0% of the gross proceeds of the Offering and to reimburse Aegis for certain expenses. The Placement Agent Agreement contains customary representations, warranties, and indemnification provisions.

On September 30, 2026, the Company closed the Offering, and issued an aggregate of 17,857,143 Class A ordinary shares with no par value (the “Class A Ordinary Shares”) or pre-funded warrants to purchase Class A Ordinary Shares in lieu thereof (the “Pre-Funded Warrants”), comprising 125,000 Class A Ordinary Shares and Pre-Funded Warrants to purchase up to 17,732,143 Class A Ordinary Shares. The aggregate gross proceeds to the Company were approximately $1.25 million, before deducting placement agent fees and offering expenses. The Company expects to use the net proceeds for investment in K25.ai, restructuring of debt securities, working capital including manufacturing and deployment of Nodexus machines in the cell-sorting business, and general corporate purposes.

The Class A Ordinary Shares and Pre-Funded Warrants were issued pursuant to a final prospectus dated September 29, 2026 (File No. 333-298442), filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Company’s registration statement on Form F-1, which was declared effective by the SEC on September 28, 2026.

Lock-Up Agreements

Concurrently with the execution of the Placement Agent Agreement, the Company’s officers, directors, and employees holding the Company’s Ordinary Shares entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they agreed, subject to customary exceptions, not to offer, sell, or otherwise dispose of any Ordinary Shares beneficially owned by them for sixty (60) days following the closing of the Offering.

A copy of the Placement Agent Agreement is filed as Exhibit 1.1 to this Report on Form 6-K, and the Form of Pre-Funded Warrant, and Form of Lock-Up Agreement were previously filed as Exhibits 4.6 and Exhibits 10.71, respectively, in the Company’s registration statement on Form F-1 which was filed on August 20, 2026. The Placement Agent Agreement, Form of Pre-Funded Warrant and Form of Lock-Up Agreement are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

Press Release

The Company announced the pricing of the Offering in a press release issued on September 28, 2026, which is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

The Company announced the closing of the Offering in a press release issued on September 30, 2026, which is furnished as Exhibit 99.2 to this Report on Form 6-K and incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the securities described herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are based on the Company’s current expectations, beliefs and assumptions regarding future events and performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “expect,” “plan,” “intend,” “estimate,” or “continue,” or the negatives of these terms or other comparable terminology.

Forward-looking statements in this Report on Form 6-K include, among other things, statements about the intended use of the net proceeds of the Offering. These forward-looking statements are subject to risks, uncertainties, and assumptions that are difficult to predict. Actual results may differ materially from those expressed or implied in the forward-looking statements. Factors that could cause such differences include, but are not limited to, market conditions, the Company’s ability to deploy the net proceeds as currently contemplated, and other risks described in the Company’s filings with the SEC.

The Company undertakes no obligation to update or revise any forward-looking statements contained herein, except as required by applicable law.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Placement Agent Agreement, dated September 28, 2026, between Company and Aegis Capital Corp.
4.1	Form of Pre-Funded Warrant (incorporated herein by reference to the Exhibit 4.6 to the registrant’s registration statement on Form F-1, as amended, filed with the SEC on August 20, 2026 (File No. 333 – 298442)
10.71	Form of Lock-Up Agreement (incorporated herein by reference to the Exhibit 10.71 to the registrant’s registration statement on Form F-1, as amended, filed with the SEC on August 20, 2026 (File No. 333-298442)
99.1	Press Release, dated September 28, 2026
99.2	Press Release, dated September 30, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2026

NEWGENIVF GROUP LIMITED

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

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